Verizon’s Acquisition of the 45%
Interest in Verizon Wireless held by
Vodafone
Background to the Transaction
November 2013
Filed by Verizon Communications Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Vodafone Group Plc
Filer’s SEC File No.: 001-08606
Date: October 31, 2013

“Safe Harbor” Statement and Legends
As required by SEC rules, we have provided a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable GAAP measures in materials on our website at www.verizon.com/investor.
ADVERTISEMENT
This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus expected to be published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.
FORWARD-LOOKING STATEMENTS
In this communication we have made forward-looking statements.  These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations.  Forward-
looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the
Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; the ability of Verizon to complete the financing of the Vodafone transaction on satisfactory terms; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

“Safe Harbor” Statement and Legends
NO OFFER OR SOLICITATION
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “preliminary prospectus”).  Verizon has also filed with the SEC a preliminary proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “preliminary proxy statement”). The registration statement on Form S-4 has not yet been declared effective and the preliminary prospectus and the preliminary proxy statement are not yet final and will be further amended.  VODAFONE
SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND VERIZON SHAREHOLDERS ARE
URGED TO READ CAREFULLY THE PRELIMINARY PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT
DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and shareholders can obtain free copies of the preliminary prospectus, the preliminary proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting
Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These
materials are also available on Verizon’s website at www.verizon.com/investor.
PARTICIPANTS IN THE SOLICITATION
Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transaction contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Verizon with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual
Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-
F for the year ended March 31, 2013, which is filed with the SEC.

Operating Revenue
(Through 9/30/13)
Wholesale
6%
Enterprise
12%
MM
15%
Wireless
67%

Verizon Communications Inc.
Leading global telecommunications provider
• 178,300 employees
• Provides products and services in over 150 countries
Operate in 2 segments
Wireless
• Data/voice throughout US
• Connectivity solutions, including
M2M applications in healthcare,
fleet mgmt, telematics
Wireline
Mass Markets
Global
Enterprise
Global
Wholesale
• Fiber optic Internet/video through
FiOS
• Traditional copper-based connectivity
• Strategic services, including IP, cloud,
security, M2M
• Traditional connectivity
• Connectivity to other carriers and
customers worldwide

Verizon Communications Inc. (cont’d)
Financial results for 9 months ended September 30
Operating revenues for 3 months ended September 30
Revenue $89.5
Net Income $15.6
Adjusted EBITDA (1) $31.8
Net Debt/Adjusted EBITDA (1) 1.1x
Revenue Y/Y Change % of Total
(2)
Wireless Segment $20.4 7.2% 67.8%
Wireline Segment
Mass Markets
$4.4 3.2% 14.5%
Global Enterprise
$3.7 -3.0% 12.2%
Global Wholesale
$1.7 -6.3% 5.5%
($s in billions)
(1) Adjusted EBITDA excludes the effects of non-operational items
(2) Percentage calculation excludes approximately $184 million in consolidated revenue during the period that is not attributable to the businesses referenced in the table

Postpaid Connections
6/30/13
(in millions)
100
80
60
40
20
0
Verizon
AT&T
Sprint
T-Mobile

Retail Postpaid Churn %
2Q13
3
2.5
2
1.5
1
0.5
0
Verizon
AT&T
Sprint
T-Mobile

Verizon Wireless
Operations
Employees 71,900
2012 Revenues $75.9 billion
VZW operated retail >1,900 outlets
Leading wireless operator in U.S. measured by
(#s for 3Q13)
• EBITDA service margin (51.1%)
• Retail postpaid connections (>95 mil)
• Postpaid churn (0.97%)
• Coverage of 4G LTE network (>300 mil people)
Ownership and Management
Ownership
Verizon 55%
Vodafone 45%
Management
Managed by 7- person board
• Verizon appoints 4 members
• Vodafone appoints 3 members
Board appoints all executive positions, except that
Vodafone has the right to name 1 senior executive to a
C-level position designated by the board
Verizon provides corporate central services to Verizon
Wireless (including finance, tax, internal audit, procurement, advertising, real estate management, business and product
development, regulatory and legal), and wireless enterprise
services are marketed through Verizon Enterprise Solutions
together with wireline services

Operating Revenues
($s in billions)
80
60
40
20
0
49.3
60.3
63.4
70.2
75.9
2008
2009
2010
2011
2012

Segment EBITDA
($s in billions)
35
30
25
20
15
10
5
0
19.4
23.7
26.1
26.5
29.7
2008
2009
2010
2011
2012

Segment EBITDA Service Margin %
50
40
30
20
10
0
45.5
45.5
46.9
44.8
46.6
2008
2009
2010
2011
2012

7 Verizon Wireless (cont’d) Leading wireless provider, consistently balancing growth and profitability over time

Industry move to 4G LTE
• Faster speeds, higher throughput – capable of high quality video transmission
• Reduced latency
• Very efficient to operate
Video
• Dramatic increase in video consumption on all devices
• Video applications and usage forecast to continue to accelerate
M2M
• Technology now allows an “Internet of Things” with machines in continuous contact with each other
• Applications being developed across diverse industries, including energy management, healthcare, automotive telematics, fleet management
Macro Trends Driving Wireless Industry

Macro Trends Driving Telecom Industry
Cloud
Enables Delivery of Information
Social
Links People, Drives Innovation
Information
Provides Context
Mobile
Real-time Social and Work
Connection
Telecom
Enables and
Links Macro
Trends
Becoming the primary interaction
form and information distribution
point
Cloud provides elastic resources
at scale to allow the other three
drivers to evolve
Exploding information and new
analysis technologies are
providing new insight
Creating a new avenue for
interaction and driving business
change

Wireless
Business Wireline
Consumer Wireline
4G LTE
3G
2G
Ethernet
MPLS
SONET
Ultra Long Haul
Frame/ATM
FIOS Quantum
FIOS
HSI
Internet

Industry Trends – the Role of Technology
TECHNOLOGY EVOLUTION ALLOWS CONVERGED SOLUTIONS
Verizon has made significant
investments to take advantage
of technological trends –
network speed and capacity are
critical to addressing growth in
video content
Wireless:
First to 4G LTE
4G LTE allows streaming of
high definition video
Business Wireline:
1   deployed 100Gig backbone
Consumer Wireline:
First Fiber to the Home network
Download speeds of 500 mbps in
3Q13
st

Verizon’s Strategy
Optimize Network Capability and Performance
• 4G LTE, FiOS, 100 Gbps global network
Provide Connectivity, Service Platforms and Converged Solutions
• M2M – Hughes Telematics
• Cloud – Terremark, Cybertrust, Cloudswitch
• Video – VDMS
Digital Digital Media Media Services
Internet Internet Services Services Platform
Terremark Cloud Cloud
Hughes Telematics·M2M

Transaction with Vodafone
Good for Verizon and its shareholders
• Accretive to EPS and cash flow
• Provides springboard for more converged solutions
• Gain 100% ownership of fastest growing business
• Increased operational efficiency
• Existing control of Verizon Wireless reduces certain transactional risks, including integration risks
Time is right – financially and strategically
• Capital market conditions permit financing on acceptable terms
• Performance of stock over recent years provides currency for acquisition
• Acquired cash flow supports incremental debt service and
dividend payments
• Increasing convergence of services and technologies

Verizon Communications Inc.
Vodafone Group
Vodafone 4 Limited
Vodafone US Holdco
55%
Vodafone US Subs
45%
Verizon Wireless
Vodafone Non-US
Operations

Transaction with Vodafone (cont’d)
Acquisition of U.S. Holding Company after Reorganization
• Reorganization to separate non-U.S. assets from U.S. assets
• Verizon only acquires what it has expressly agreed to acquire

Consideration of approximately $130B*

$58.9B cash

(may be increased by up to $15B w/ reduction in equity consideration)

$60.15B VZ common stock subject to collar

$5B notes issued to Vodafone

$3.5B with respect to VZ's 23.1% interest in Vodafone Omnitel N.V.

$1.65B preferred stock remaining outstanding in subsidiary to be acquired

$0.8B in connection w/ settlement of outstanding liability of Vodafone

14 Transaction with Vodafone (cont’d) *All numbers approximate

Transaction with Vodafone (cont’d)
• Financing – all permanent financing arranged
• $49 billion raised in notes offering during September
• $12 billion term loan executed October 1
• Approvals
• Verizon shareholder approval of stock issuance
• Vodafone shareholder approval of sale
• FCC approval, if required, of foreign ownership and license transfer
• EU approvals for Omnitel transaction
• Omnitel transaction conditioned on Verizon Wireless transaction, but
Verizon Wireless transaction not conditioned on Omnitel transaction
• Also seeking Verizon shareholder approval of an increase in authorized shares
• Currently, unissued share capital is equal to approx. 33% of authorized, after amendment unissued share capital would equal approx. 34% of authorized
• Scheme of arrangement
• Termination rights and break fees

Indicative Timeline of Key Events
Event Indicative Timing*
Permanent financing arranged Sept – Oct 2013
Preliminary Prospectuses and Proxy Statement filed October 2013
Vodafone reorganization Ongoing
Respond to comments on filings Nov 2013
Verizon proxy statement, US prospectus and UK
prospectus distributed December 2013
Solicitation of proxies Dec 2013 – Jan 2014
Verizon Special Meeting (and Vodafone meeting) January 2014
Closing 1   Quarter 2014
st
*For illustrative purposes only. Actual timeline may vary due to a number of factors, many of which are outside Verizon’s control.

Conclusion
• Verizon is evolving its business as the telecommunications landscape changes
• Changing landscape puts a premium on mobile capabilities
and innovative converged solutions
• Acquiring remaining 45% of the leading U.S. wireless
company
• Transaction is in the interests of Verizon’s shareholders
• Accretive to EPS and cash flow
• Provides operational and strategic flexibility
• Self-funding
• Low integration risk